United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Vale informs on Stability Condition Declarations

Rio de Janeiro, April 1st, 2020 - Vale S.A. (“Vale”) informs that it continues to improve its Tailings Management System (“TMS”), with the support of international experts. As a result of this process, in January this year, the Engineer of Record role (“EoR”) was implemented as an additional step in the assessment of its structures in Brazil.

Among its duties, the EOR is responsible for carrying out a regular dam safety inspection, as well as the issuance of monthly technical reports, continuously interpreting the results of the inspection activities and monitoring the structures. The EoR is external to the operations and is integrated with Vale's lines of defense and to the senior management level, in order to act with the authority required for this type of role. In this model of a continuous supervision, more rigorous, if a change in the stability of any structure is identified, a new Stability Condition Declaration (“DCE”) may be issued at any moment of the year. In fact, the EoR’s focus is the continuous management of dam safety and the DCE becomes a consequence of this process. The adoption of the EOR is a good practice recommended by the Mining Association of Canada - MAC, the Canadian Dam Association- CDA and by the Extraordinary Independent Investigation Committee. It aims to provide further reliability and quality to the process of monitoring and reviewing the safety of dams.

After the EoR’s assessment, Vale informs that 78 positive DCEs were issued to structures of its Ferrous Minerals and Base Metals operational units in Brazil, in compliance with the Ordinance nº 70.389/17 of the National Department of Mineral Production (“DNPM”), currently the National Mining Agency (“ANM”).

The nine dams listed below remain with negative DCEs, at emergency levels 2 and 3 of the Mining Dams Emergency Action Plan (“PAEBM), whose Self-Rescue Zones (“ZAS”) had already been evacuated, with the exception of the Doutor dam that had its ZAS evacuation plan activated in February and will be concluded by the end of April 2020. The evacuation was activated as a preventive measure to assure the safety of the downstream communities during the dam de-characterization plan. The state and municipal Civil Defence agencies, with Vale’s support, will temporarily relocate the families residing downstream from the structure.

In addition to keeping the reservoirs dry and reducing the water disposal in the nine structures listed below, with the implementation of belt channels, Vale is building three containment structures for dams at emergency level 3, having already completed the one related to the Sul Superior dam; and forecast to complete the others during the first semester of 2020. The effectiveness of the containment is still subject to verification by the authorities. The containment project followed international technical criteria and aimed to retain the volumes of these dams in a hypothetical scenario of extreme rupture, preventing the tailings from reaching the Secondary Safety Zone of the downstream municipalities. Below is the list of the nine dams.

Structures at emergency levels 2 and 3
Structure	Location	Status in 2020	DCE Sep/2019	Emergency level Sep/2019	DCE Mar/2020	Emergency level Mar/2020	Impact in 2020 production
B3/B4	Mar Azul mine	Inactive	Negative	3	Negative	3	No
Capitão do Mato	Capitão do Mato mine	Inactive	Negative	1	Negative	2	No
Doutor	Timbopeba mine	Inactive	Negative	1	Negative	2	No
Forquilha I	Fábrica Complex	Inactive	Negative	3	Negative	3	No
Forquilha II	Fábrica Complex	Inactive	Negative	2	Negative	2	No
Forquilha III	Fábrica Complex	Inactive	Negative	3	Negative	3	No
Grupo	Fábrica Complex	Inactive	Negative	2	Negative	2	No
Sul Superior	Gongo Soco mine	Inactive	Negative	3	Negative	3	No
Sul Inferior	Gongo Soco mine	Inactive	Negative	1	Negative	2	No

The evacuation of the ZAS is not required for the eighteen structures at PAEBM emergency level 1 listed in the table below. Complementary studies and works are ongoing to increase the dams’ safety conditions.

In the new process of continuous monitoring of dams through EoR there is a remarkable process of greater technical knowledge of the structure, which even tends to evolve over time. Within this context and due to new data evaluated and parameters established, eight new structures had negative DCEs in this semester and are classified as emergency level 1. The list of all eighteen structures with negative DCEs at emergency level 1 is provided below.

Structures at emergency level 1
Structure	Location	Status in 2020	DCE Sep/2019	Emergency level Sep/2019	DCE Mar/2020	Emergency level Mar/2020	Impact to 2020 production
Barragem VI	Córrego do Feijão mine	Inactive	Negative	1	Negative	1	No
Capim Branco	Paraopeba Complex	Inactive	Negative	1	Negative	1	No
Campo Grande	Alegria Mine	Inactive	Negative	1	Negative	1	No
Captação de Água[1]	Igarapé Bahia	Inactive	Negative	1	Negative	1	No
Dique B	Capitão do Mato mine	Inactive	Negative	1	Negative	1	No
Forquilha IV	Fábrica Complex	Inactive	Positive	-	Negative	1	No
Itabiruçu[2]	Itabira Complex	Inactive	Positive	-	Positive	1	No
Maravilhas II	Vargem Grande Complex	Inactive	Negative	1	Negative	1	No
Marés I	Fábrica Complex	Inactive	Positive	-	Negative	1	No
Marés II	Fábrica Complex	Inactive	Negative	1	Negative	1	No
Menezes II	Córrego do Feijão mine	Inactive	Positive	-	Negative	1	No
Norte/Laranjeiras	Brucutu mine	Inactive	Positive	-	Negative	1	Yes
Peneirinha	Capitão do Mato mine	Inactive	Positive	-	Negative	1	No
Pilha Xingu	Alegria mine	Inactive	N/A	-	Negative	1	No
Santana	Itabira Complex	Inactive	Positive	-	Negative	1	No
Sistema 5 (MAC)	Águas Claras mine	Inactive	Positive	-	Negative	1	No
Sistema Pontal	Itabira Complex	Inactive	Negative	1	Negative	1	No
Vargem Grande	Capitão do Mato mine	Inactive	Negative	1	Negative	1	No

1 Single Base Metals structure with a negative DCE.

2 The Itabiruçu dam is at emergency level 1, but has a positive DCE.

As already mentioned, it is important to note that the emergency levels of each dam are also continually reviewed by Vale in conjunction with the EoR, which can be modified according to the evolution of the understanding of each structure and in light of new information and parameters that are being generated within the “As-Is” program that is being conducted to the dams.

The Brucutu plant, which used to dispose tailings in the Norte/Laranjeiras dam (at emergency level 1 since December 2nd, 2019), will continue to operate at around 40% of its capacity through wet processing and tailings filtration. Short-term alternatives for tailings disposal, such as the optimized use of the Sul dam, are being tested by geotechnical and operational teams and may increase Brucutu plant’s processing capacity to 80%. If such alternatives for tailings disposal or the reclassification of the emergency level for Norte/Laranjeiras dam are not accomplished until the end of 2Q20, there will likely be an impact on the 2020 annual iron ore fines production volume.

Vale reiterates that its priority is the safety of its employees and the communities downstream of its operations, as well as the safety of all its structures.

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

For further information, please contact:

Vale.RI@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: April 1st, 2020		Director of Investor Relations